Exhibit 99(a)(1)(D)
August 5, 2024

Dear Stockholder:

Please be advised that the expiration date for our offer (the “Offer”) to repurchase shares of our issued and outstanding Class A common stock (the “Shares”), as described in the Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), each dated June 28, 2024, and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”), previously mailed to holders of the Shares, has been extended to Friday, August 30, 2024 at 4:00 P.M. Eastern Time.

A copy of the previous Share Repurchase letter is included with this letter. For the full Share Repurchase Package, please refer to the information on www.pfloat.com. Please note that all references in the Share Repurchase Package to 4:00 P.M. Eastern Time, July 30, 2024 or to the “Expiration Date” of the Offer are hereby amended to refer to 4:00 P.M. Eastern Time on Friday, August 30, 2024. The Share Repurchase Package otherwise remains unchanged.

If you have already tendered your Shares and still wish for such Shares to be repurchased, you do not need to take any further action. If you have already tendered your Shares and wish to withdraw such Shares, you may do so at any time prior to the expiration of the Offer, as described in the Share Repurchase Package.

Any questions concerning the Offer can be directed to the following address, or to the Company at (212) 448-0702.

Prospect Floating Rate and Alternative Income Fund, Inc.
c/o Phoenix American Financial Services, Inc.
125 E. Sir Francis Drake Blvd.
Suite 301
Larkspur, CA 94939

Sincerely,

M. Grier Eliasek
President and Chief Executive Officer
Prospect Floating Rate and Alternative Income Fund, Inc.
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